# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NIQ Global Intelligence plc, CIK 0002054696
CUSIP: G63755105
Title of class of securities: Ordinary shares, nominal value $0.00001 per share
Address of issuer's principal executive offices: 8725 Pendery Place, Suite 201, Bradenton, Florida (FL), 34201
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002078678

## Reporting persons
- ADVENT INTERNATIONAL, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 162,560,691; sole dispositive power 0; shared dispositive power 162,560,691; aggregate amount beneficially owned 162,560,691 (55.12% of the class)
  Comment: The percent of class was calculated based on 295,000,000 ordinary shares, nominal value $0.00001 per share ("Ordinary Shares") outstanding as of August 11, 2025, as reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on August 15, 2025.
- ADVENT INTERNATIONAL GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 162,560,691; sole dispositive power 0; shared dispositive power 162,560,691; aggregate amount beneficially owned 162,560,691 (55.12% of the class)
  Comment: The percent of class was calculated based on 295,000,000 Ordinary Shares outstanding as of August 11, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on August 15, 2025.
- AI Global Investments (Netherlands) PCC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 162,560,691; sole dispositive power 0; shared dispositive power 162,560,691; aggregate amount beneficially owned 162,560,691 (55.12% of the class)
  Comment: The percent of class was calculated based on 295,000,000 Ordinary Shares outstanding as of August 11, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on August 15, 2025.

## Item 1. Issuer
Name of issuer: NIQ Global Intelligence plc
Address of issuer's principal executive offices: 8725 Pendery Place, Suite 201, Bradenton, Florida, 34201

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Advent International, L.P. (f/k/a Advent International Corporation) a Delaware limited partnership ("Advent LP")
(ii) Advent International GP, LLC, a Delaware limited liability company ('Advent GP LLC")
(iii) AI Global Investments (Netherlands) PCC Ltd, a private company limited by shares incorporated in the Netherlands ("AI Global")
Address of principal business office or, if none, residence:
Prudential Tower, 800 Boylston Street, Suite 3300
Boston, Massachusetts 02199-8069.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported securities are directly held by AI Global on behalf of funds managed by Advent LP and certain co-investors. AI Global is an indirect subsidiary of AI PAVE & Cy S.C.Sp, whose general partner is AI PAVE GP S.a r.l. Advent International GPE IX Limited Partnership ("GPE IX LP") is the sole shareholder of AI PAVE GP S.a r.l. and GPE IX GP Limited Partnership ("GPE IX GP") is the general partner of GPE IX LP. Advent International GPE IX, LLC ("GPE IX, LLC") is the general partner of GPE IX GP and Advent LP is the manager of GPE IX, LLC. As the general partner of Advent LP, Advent GP LLC's board appoints the investment committee of Advent LP, whose members, John Maldonado, David Mussafer and Bryan Taylor, act by majority vote in the exercise of voting and investment power with respect to the reported securities.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of November 14, 2025

## Signatures
- ADVENT INTERNATIONAL, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (11/14/2025)
- ADVENT INTERNATIONAL GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (11/14/2025)
- AI Global Investments (Netherlands) PCC Ltd: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (11/14/2025)
Comment: ADVENT INTERNATIONAL, L.P By: Advent International GP, LLC, General Partner AI GLOBAL INVESTMENTS (NETHERLANDS) PCC LTD By: Advent International, L.P., Manager By: Advent International GP, LLC, General Partner